EXHIBIT 12(a)

CLECO CORPORATION
COMPUTATION OF EARNINGS (LOSS) TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	2003		2002		2001		2000		1999	
			(Thousands, except ratios)							
Earnings (loss) from continuing operations	**$ (34,929)**		$ 71,875		$ 72,273		$ 69,335		$ 58,070	
Income taxes (benefit)	**(23,974)**		42,243		38,356		34,961		27,766	
Earnings (loss) from continuing operations before income taxes	**$ (58,903)**		$ 114,118		$ 110,629		$ 104,296		$ 85,836	
Fixed charges:										
Interest, long-term debt	**$ 60,998**		$ 55,877		$ 51,619		$ 48,919		$ 30,875	
Interest, other (including interest on short-term debt)	**7,843**		9,606		6,348		7,571		2,838	
Amortization of debt expense, premium, net	**3,415**		1,742		1,530		1,164		1,282	
Portion of rentals representative of an interest factor	**549**		643		527		574		579	
Total fixed charges	**$ 72,805**		$ 67,868		$ 60,024		$ 58,228		$ 35,574	
Earnings (loss) from continuing operations before income taxes	**(58,903)**		114,118		110,629		104,296		85,836	
Total fixed charges			67,868		60,024		58,228		35,574	
Amortization of capitalized interest	**725**		725		458		252		-	
Long-term capitalized interest	**-**		(6,013)		(10,115)		(7,769)		(5,301)	
Earnings (loss) from continuing operations before income taxes and fixed charges	**$ 14,627**		$ 176,698		$ 160,996		$ 155,007		$116,109	
Ratio of earnings (loss) to fixed charges	**0.20**	x*	2.60	x	2.68	x	2.66	x	3.26	x
Total fixed charges from above	**$ 72,805**		$ 67,868		$ 60,024		$ 58,228		$ 35,574	
Preferred stock dividends	**2,096**		2,171		2,226		2,285		2,531	
Total fixed charges and preferred stock dividends	**$ 74,901**		$ 70,039		$ 62,250		$ 60,513		$ 38,105	
Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	**0.20**	x**	2.52	x	2.59	x	2.56	x	3.05	x

** For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $58.2 million.*

*** For the year ended December 31, 2003, earnings were insufficient to cover fixed charges and preferred stock dividends by $60.3 million.*